Direct Phone: 703.618.2503 jeffrey.li@fisherBroyles.com

November 23, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tatanisha Meadows
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Jowell Global Ltd. Registration Statement on Form F-1 Submitted November 23, 2020 CIK No. 0001805594

Ladies and Gentlemen:

On behalf of our client, Jowell Global Ltd, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated September 28, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on July 13, 2020, as amended on September 11, 2020. Concurrently with the submission of this letter, the Company is filing herewith its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you a courtesy copy of the Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Draft Registration Statement on Form F-1 Filed September 11, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations For the Six Months Ended June 30, 2020 and 2019, page 61

1.	We note your disclosure throughout the filing that the sales of disinfectants and sanitizers has increased your revenues in the first two quarters of 2020. On page 62, you disclose that the increase in quantity of health and nutritional supplement products sold was a main factor to the increase in revenue. On page 63, you disclose that the increase in quantity of cosmetic disinfectant products and health and nutritional disinfectant products sold was a main contributor to the increase in cost of sales. However, no quantification is provided. Please revise to quantify the impact on quantity, revenue and cost of sales for each product category. Please also disclose how you allocate disinfectant products to each product category. Finally, consider adding similar quantification in your COVID-19 disclosures elsewhere in the filing or referencing your discussion of results of operations.

Response: Sales of disinfectants and sanitizers mostly increased in February and March 2020 during the outbreak of COVID-19 in China with an increase of $72,260 or 166% and $31,600 or 38%, comparing to the same periods in 2019, respectively. The COVID-19 outbreak gradually became under control starting in the 2nd quarter of 2020 in China and sales for disinfectants and sanitizers have slowed down accordingly. We have added such quantification in our COVID-19 disclosures in the Registration Statement.

Our disinfectant and sanitizer products include disinfectant soap, different types of disinfectant water, hand sanitizers, and other sanitizers (such as bleach and rubbing alcohol). Besides hand sanitizer, which is categorized as household product, all other disinfectant and sanitizer products are categorized as cosmetic products.

We sold approximately 33% more disinfectants and sanitizers products and recognized approximately an additional $149,000 in revenue from such sales in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increased revenues from disinfectant and sanitizer products represented approximately 24% of the total revenue increase in our cosmetic product category in the first six months of 2020. However, the increase in hand sanitizer products is not the main driver of the increase in revenue and cost of sales of our household products category and has no impact over our revenue and cost of sales generated from our health and nutritional supplements.

We have revised our disclosure accordingly on pages 64 and 65 of the Registration Statement.

2.	Reference is made to your discussion of the changes in cost of sales for each product category on page 63. You attribute the difference to a change in both unit cost and quantity sold. Please revise to quantify the amount of each.

Response: We have revised our disclosure to quantify the amount of the change in both unit cost and quantity sold on page 65 of the Registration Statement.

3.	We note your response to prior comment 13. On pages 91 and 94, please include the clarifications contained in your response in appropriate places in your filing. In addition, please consider including GMV for the referenced time periods from sources other than your mobile platform for purposes of providing investors with clear, complete and comparative disclosure.

Response: We have revised our disclosure to include the clarifications regarding GMV and percentages from sources other than our mobile platform for the referenced periods on pages 93 and 96 of the Registration Statement.

If you have any questions or further comments regarding our responses to the Staff’s comments or the Registration Statement, please contact me by phone at 703-618-2503 or via e-mail at Jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Zhiwei Xu, Chief Executive Officer of the Company
Mei Cai, Chief Financial Officer of the Company